Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
Luby’s Fuddruckers Restaurants, LLC	Texas
Luby’s Bevco, Inc.	Texas
Luby’s Bev I, LLC	Texas
Luby’s Bev II, LLC	Texas
Paradise Cheeseburgers, LLC	Texas
Paradise Restaurant Group, LLC	Delaware
Cheeseburger of Newark, LLC	Delaware
Luby's Fuddruckers Foundation	Texas